FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


For the month of  October 2005
                  ------------
Commission File Number            0-16174
                       --------------------------



                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                     --------------------------------------
                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                           Petach Tikva 49131 Israel
                           -------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F        X          Form 40-F
                              --------------              -----------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                      -----------------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                      -----------------------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No      X
                        -------------    ---------------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-
                                                   ----------------

[GRAPHIC OMITTED][GRAPHIC OMITTED]            [GRAPHIC OMITTED][GRAPHIC OMITTED]
  Teva Pharmaceutical Industries Ltd.
  Web Site: www.tevapharm.com                         Web Site: www.ivax.com
________________________________________________________________________________
  Contact:  Dan Suesskind
             Chief Financial Officer
             Teva Pharmaceutical Industries Ltd.
             (011) 972-2-589-2840
                                                Neil Flanzraich
                                                 Vice Chairman and President
            George Barrett                       IVAX Corporation
             President and CEO                   (305) 575-6008
             Teva North America
             (215) 591-3030                     David Malina
                                                  Vice President, Investor
                                                  Relations and Corporate
                                                  Communications
            Investor Relations                    IVAX Corporation
             Teva Pharmaceutical Industries Ltd.  (305) 575-6043
             (011) 972-3-926-7554

FOR IMMEDIATE RELEASE
---------------------

          Teva and IVAX Receive FTC Request for Additional Information

Jerusalem, Israel and Miami, Florida, October 11, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced today that, as expected, each party has received a request for additional information (commonly referred to as a "second request") from the U.S. Federal Trade Commission (FTC) in connection with Teva's pending acquisition of IVAX. The parties have been working with the FTC staff since shortly after the announcement of the transaction and intend to respond promptly to the second request.

The effect of the second request is to extend the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) waiting period until thirty days after the parties have substantially complied with the request, unless that period is terminated sooner by the FTC. The companies continue to expect that the transaction will close in late 2005 or early 2006, following completion of the HSR clearance process, the obtaining of the other required antitrust approvals and the satisfaction of all other closing conditions contained in the merger agreement between the parties.

Each company has scheduled a special shareholders meeting on October 27, 2005 to vote on the transaction.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.


About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and Ivax may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, including any required divestitures in connection with obtaining antitrust approvals, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone(R) sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin(R) and Allegra(R), the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, Ivax's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor Ivax undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a proxy statement/prospectus for the shareholders of Teva and IVAX, and IVAX has filed a proxy statement for the shareholders of IVAX with the SEC. Before making any voting or investment decision, IVAX's and Teva's shareholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. You may also obtain the proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at
(305) 575-6000 or Teva Investor Relations at 972-3-926-7554.

Teva, IVAX and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding IVAX's directors and executive officers is available in Ivax's proxy statement for its 2004 annual meeting of stockholders, which was filed with the SEC on May 2, 2005, and information regarding Teva's directors and executive officers is available in Teva's Annual Report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on March 17, 2005. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                    (Registrant)


                                    By:  /s/ Uzi Karniel
                                         ---------------------------------------
                                         Name:  Uzi Karniel
                                         Title: General Counsel and
                                                Corporate Secretary


Date:   October 12, 2005